CONSOLIDATED WATER CO. LTD.
The Regatta Office Park
Windward Three, 4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
(345) 945-4277

June 10, 2009

VIA EDGAR AND FAX (202-772-9361)

Ms. Ta Tanisha Meadows, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0405

RE:	Consolidated Water Co. Ltd.
Item 4.01 Form 8-K
Filed June 5, 2009
File No. 000-25248

Dear Ms. Meadows:

We are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s June 8, 2009 letter.  For your reference, we included the comment from the Staff’s letter followed by our response.

Item 4.01 8-K Filed June 5, 2009

1.
We note your disclosure that the Audit Committee has not approved the engagement of Marcum LLP as your new independent registered public accounting firm and that you expect the Audit Committee to address the possible engagement of MarcumRachlin in the future. Please confirm your obligation to report the engagement of a new independent accountant in a current report on Form 8-K and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

Response:

We confirm our obligation to report the engagement of a new independent accountant in a current report on Form 8-K and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

*      *      *      *      *

In connection with responding to the comment from the Staff’s letter, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ David W. Sasnett
David W. Sasnett
Chief Financial Officer

Cc:   Frederick W. McTaggart, Chief Executive Officer
         Leslie J. Croland, P.A.